UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13D-2(a)

Under the Securities Exchange Act of 1934

Rapid7, Inc.

(Name of Issuer)

Common Stock, $0.01

par value per share

(Title of Class of Securities)

753422 10 4

(CUSIP Number)

Bain Capital Venture Investors, LLC

John Hancock Tower

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 753422 10 4	Page 2 of 11

1	Names of Reporting Persons Bain Capital Venture Fund 2007, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,850,695 shares of Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,850,695 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,850,695 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.8%
14	Type of Reporting Person PN

13D

CUSIP No. 753422 10 4	Page 3 of 11

1	Names of Reporting Persons BCIP Venture Associates
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,116,581 shares of Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,116,581 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,116,581 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person PN

13D

CUSIP No. 753422 10 4	Page 4 of 11

1	Names of Reporting Persons BCIP Venture Associates-B
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,955 shares of Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,955 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,955 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.04%
14	Type of Reporting Person PN

13D

CUSIP No. 753422 10 4	Page 5 of 11

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Rapid7, Inc., a Delaware Corporation (the “Issuer”). The principal executive office of the Issuer is 100 Summer Street, Boston, Massachusetts 02110.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by each of the following (each, a “Reporting Person” and collectively, the “Reporting Persons”): Bain Capital Venture Fund 2007, L.P., a Delaware limited partnership (“BCVF”), BCIP Venture Associates, a Delaware partnership (“BCIPVA”) and BCIP Venture Associates-B, a Delaware partnership (“BCIPVB”).

Bain Capital Venture Partners 2007, L.P., a Delaware limited partnership (“BCVP”), is the general partner of BCVF. Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the general partner of BCVP.

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the managing partner of each of BCIPVA and BCIPVB. BCVI is the attorney-in-fact for BCI.

The Executive Committee of BCVI is comprised of Michael A. Krupka and Benjamin Nye. Messrs. Krupka and Nye are Managing Directors of BCVI.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 3, 2015, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission under Section 13 of the Act.

(b) The principal business address of each of the Reporting Persons, BCVP, BCVI, BCI and Messrs. Krupka and Nye is c/o Bain Capital Venture Investors, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

(c) The Reporting Persons, BCVP, BCVI and BCI are principally engaged in the business of investment in securities. Messrs. Krupka and Nye are Managing Directors of BCVI. The address of BCVI is John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

(d) During the last five years, none of the Reporting Persons, BCVP, BCVI, BCI or Messrs. Krupka and Nye have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, BCVP, BCVI, BCI or Messrs. Krupka and Nye have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons, BCVP, BCVI and BCI are organized under the laws of the State of Delaware. Messrs. Krupka and Nye are citizens of the United States.

13D

CUSIP No. 753422 10 4	Page 6 of 11

Item 3. Source and Amount of Funds or Other Consideration

On December 9, 2014, the Reporting Persons purchased an aggregate of 1,285,269 shares of the Issuer’s Series D preferred stock (the “Series D Preferred Stock”) at a purchase price of $11.554 per share, which consisted of 1,123,487 shares purchased by BCVF for a total purchase price of $12,980,768.80, 159,792 shares purchased by BCIPVA for a total purchase price of $1,846,236.77 and 1,990 shares purchased by BCIPVB for a total purchase price of $22,992.46. Each of the Reporting Persons used its own working capital to acquire the Series D Preferred Stock. Pursuant to the Issuer’s then effective certificate incorporation, each share of Series D Preferred Stock was convertible into Common Stock at the election of the Issuer upon an initial public offering with a public offering price of at least $14.55 per share and aggregate gross proceeds of at least $60.0 million (a “Qualified Public Offering”).

In addition, upon the conversion of the Series D Preferred Stock in a Qualified Public Offering, each of the Reporting Persons was entitled to receive additional shares of Common Stock in an amount to be determined in accordance with the public offering price per share of Common Stock in the Qualified Public Offering (the “IPO Participation Payment”).

On July 22, 2015, the Issuer completed an initial public offering (the “IPO”) of 6,450,000 shares of its Common Stock at a public offering price of $16.00 per share, for gross proceeds of $95,976,000.00, constituting a Qualified Public Offering. Upon completion of the IPO, the 1,285,269 shares of Series D Preferred Stock held by the Reporting Persons were automatically converted into the same number of shares of Common Stock. Additionally, the Reporting Persons acquired an aggregate of 928,125 shares of Common Stock in accordance with the IPO Participation Payment described above, which consisted of 811,298 shares of Common Stock acquired by BCVF, 115,390 shares of Common Stock acquired by BCIPVA and 1,437 shares of Common Stock acquired by BCIPVB.

Item 4. Purpose of Transaction

Benjamin Nye and Benjamin Holzman are both Managing Directors of BCVI and currently serve on the board of directors of the Issuer.

In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the Investors’ Rights Agreement described in Item 6 below, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons).

13D

CUSIP No. 753422 10 4	Page 7 of 11

Item 5. Interest in Securities of the Issuer

(a) – (c) The information contained on the cover pages and Item 2 of this Schedule 13D is hereby incorporated herein by reference. The following disclosure assumes that there are 37,784,917 shares of Common Stock issued and outstanding, which the Issuer represented in its Prospectus, dated July 16, 2015.

After taking into account the conversions described in Item 3 and the automatic conversion of 5,454,520 shares of the Issuer’s Series A preferred stock (the “Series A Preferred Stock”) into the same number of shares of Common Stock upon the closing of the IPO on July 22, 2015, BCVF holds 7,850,695 shares of Common Stock, representing approximately 20.8% of the shares of Common Stock outstanding.

After taking into account the conversions described in Item 3 and the automatic conversion of 775,777 shares of Series A Preferred Stock into the same number of shares of Common Stock upon the closing of the IPO on July 22, 2015, BCIPVA holds 1,116,581 shares of Common Stock, representing approximately 3.0% of the shares of Common Stock outstanding.

After taking into account the conversions described in Item 3 and the automatic conversion of 9,707 shares of Series A Preferred Stock into the same number of shares of Common Stock upon the closing of the IPO on July 22, 2015, BCIPVB holds 13,955 shares of Common Stock, representing approximately 0.04% of the shares of Common Stock outstanding.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 are incorporated herein by reference.

Investors’ Rights Agreement

The Reporting Persons have entered into an investors’ rights agreement (the “Investors’ Rights Agreement”) among the Issuer, the Reporting Persons, affiliates of Technology Crossover Ventures (the “TCV Entities”) and certain other parties thereto, which provides certain rights with respect to the registration of Common Stock held by the Reporting Persons and the TCV Entities (collectively, the “Registrable Securities”) under the Securities Act of 1933, as amended (the “Securities Act”).

Demand Registration Rights

Beginning 180 days following the effective date of the Issuer’s registration statement (No. 333-204874) on Form S-1, the holders of 20% or more of the Registrable Securities each respectively have the right to make up to two demands that the Issuer file a registration statement under the Securities Act covering at least 40% of the Registrable Securities then outstanding (or lesser percentage if the proposed aggregate offering price would exceed $15.0 million, net of underwriting discounts and commissions), subject to specified exceptions.

Piggyback Registration Rights

If the Issuer registers any securities for public sale, the holders of the Registrable Securities then outstanding are each entitled to notice of the registration and have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of securities included in such registration.

13D

CUSIP No. 753422 10 4	Page 8 of 11

Registration on Form S-3

If the Issuer is eligible to file a registration statement on Form S-3, the holders of at least 15% of the Registrable Securities each respectively have the right to demand that the Issuer file a registration statement on Form S-3, provided that the aggregate amount of securities to be sold under the registration statement is at least $5.0 million, net of underwriting discounts and commissions. The Reporting Persons and the TCV Entities each respectively may only demand a registration on Form S-3 once during each 12-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration

The Issuer will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

These registration rights terminate seven years following completion of the IPO, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 under the Securities Act or a similar exemption during any three-month period without volume limitations.

The summary of the Investors’ Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the Investors’ Rights Agreement, which is filed as Exhibit B hereto and incorporated by reference herein.

Lock-Up Agreement

In connection with the closing of the IPO, each of the Reporting Persons and substantially all other holders of the Common Stock prior to the completion of the IPO entered into a lock-up agreement (the “Lock-Up Agreement”) with the underwriters of the IPO. Pursuant to the Lock-Up Agreement, subject to certain exceptions, the Reporting Persons agreed not to offer, sell or transfer any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, without the prior written consent of the underwriters for a period of 180 days after July 16, 2015 (the “Restricted Period”).

In addition, the Reporting Persons agreed that, without the prior written consent of each of the underwriters, they will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The summary of the Lock-Up Agreement contained in this Item 6 is qualified in its entirety by reference to the form of Lock-Up Agreement, which is filed as Exhibit C hereto and incorporated by reference herein.

13D

CUSIP No. 753422 10 4	Page 9 of 11

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Amended and Restated Investors’ Rights Agreement by and among Rapid 7, Inc. and certainof its stockholders, dated December 9, 2014 (incorporated by reference from Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed June 11, 2015)

Exhibit C	Form of Lock-Up Agreement (incorporated by reference from Exhibit A of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed on July 6, 2015)

13D

CUSIP No. 753422 10 4	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2015

BAIN CAPITAL VENTURE FUND 2007, L.P.

By:	Bain Capital Venture Partners 2007, L.P., its general partner

By:	Bain Capital Venture Investors, LLC, its general partner

BCIP VENTURE ASSOCIATES

By:	Bain Capital Investors, LLC, its managing partner

By:	Bain Capital Venture Investors, LLC, its Attorney-in-Fact

BCIP VENTURE ASSOCIATES-B

By:	Bain Capital Investors, LLC, its managing partner

By:	Bain Capital Venture Investors, LLC, its Attorney-in-Fact

By:	/s/ Benjamin Nye
Name:	Benjamin Nye
Title:	Managing Director